UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Third Quarter Earnings Release Regulated Information November 6, 2008 - 8:00 a.m. CET

DELHAIZE GROUP REPORTS OPERATING PROFIT INCREASE OF

8.3% AT IDENTICAL EXCHANGE RATES IN THE THIRD QUARTER OF 2008

Financial Highlights Third Quarter 2008 (at identical exchange rates)

•	Solid revenue growth of +4.8%

•	Significant comparable store sales growth both in the U.S. (+2.5%) and in Belgium (+3.7%)

•	Double-digit revenue growth in Greece (+13.1%) and in Romania and Indonesia (+40.6%)

•	Operating profit growth of +8.3%

•	Group share in net profit increase of +4.2%

Other Highlights

•	Confirmation of our 2008 guidance

•	Free cash flow of EUR 113.1 million during the third quarter

•	Net debt to equity ratio decreases to 58.9%

CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “During the third quarter, our revenues grew at a solid pace at all of our operations in spite of the ongoing difficult consumer environment. We are effectively managing within the current environment while pursuing our long-term strategic choices. The continued success of our private label products and our commitment to competitive pricing through cost savings initiatives have contributed to our improving sales momentum. Our solid sales performance, careful expense management and strong balance sheet, along with sufficient liquidity to finance our projected cash needs, allow us to manage our Company with confidence in these challenging times and confirm our guidance.”

Financial Highlights

Q3 2008 (1)				YTD 2008 (1)
Actual Results	At Actual Rates	At Identical Rates	In millions of EUR, except EPS (in EUR)	Actual Results	At Actual Rates	At Identical Rates
4,667.0	-1.7%	+4.8%	Revenues	13,620.2	-4.6%	+4.1%
215.8	+0.1%	+8.3%	Operating profit	615.4	-11.4%	-2.0%
4.6%	—	—	Operating margin	4.5%	—	—
164.7	+0.5%	+8.8%	Profit before taxes and discontinued operations	469.0	+13.0%	+24.8%
103.4	-2.9%	+3.9%	Net profit from continuing operations	322.1	+15.2%	+26.3%
100.0	-3.1%	+4.2%	Group share in net profit	318.1	+7.5%	+17.3%
1.01	-2.9%	+3.8%	Basic earnings per share (Group share in net profit)	3.20	+4.9%	+14.4%

(1)	The average exchange rate of the U.S. dollar against the euro decreased by 8.7% in the third quarter of 2008 and decreased by 11.7% in the first nine months of 2008 compared to last year.

THIRD QUARTER 2008 INCOME STATEMENT

In the third quarter of 2008, Delhaize Group had revenue growth of 4.8% at identical exchange rates, a significant increase compared to the second quarter. At actual exchange rates, revenues declined by 1.7% to EUR 4.7 billion due to a 8.7% weaker U.S. dollar versus the euro. Organic revenue growth amounted to a strong 4.6% for the quarter. The revenue growth in the third quarter of 2008 at identical exchange rates was driven by:

•	a 3.8% increase of U.S. revenues in local currency, supported by comparable store sales growth of 2.5% and new store openings;

•	a significant 4.3% increase of Belgian revenues, supported by comparable store sales growth of 3.7%, an acceleration compared to the previous quarters;

•	another quarter of solid performance at our Greek operations, generating a 13.1% increase in revenues (10.2% excluding the Plus Hellas acquisition); and

•	strong revenue growth of 40.6% in Romania and Indonesia (Rest of the World) in local currency.

Delhaize Group ended the third quarter of 2008 with a sales network of 2,630 stores, representing a net addition of 28 stores for the quarter (including 14 newly acquired La Fourmi stores in Romania).

Gross margin increased to 25.2% of revenues (25.0% in the third quarter of 2007). This is an increase of 28 basis points at identical exchange rates as a result of more private label sales (particularly at Food Lion), better inventory results (particularly at Delhaize Belgium), and the cycling of long-term strategic price investments started last year at Sweetbay.

Other operating income amounted to EUR 26.0 million, an increase of 10.6% at actual rates and of 14.6% at identical exchange rates compared to 2007. This is mainly due to a EUR 4.6 million gain on the sale of real estate by Alfa-Beta.

Selling, general and administrative expenses remained stable at 21.0% of revenues. Cost saving initiatives and the conversion of Cash Fresh stores to affiliate status offset higher energy costs throughout the Group, more staff costs at Food Lion and Delhaize Belgium and the integration costs of Plus Hellas in Greece.

Other operating expenses amounted to EUR 4.8 million in the third quarter of 2008 compared to EUR 0.2 million in the same period last year, mainly as a result of EUR 1.2 million hurricane losses at Food Lion, higher store closing expenses at Food Lion and store closing expenses related to Plus Hellas in Greece.

Operating margin increased to 4.6% of revenues (4.5% in the same period last year). At identical exchange rates, this represents an increase of 15 basis points mainly as a result of our increased gross margin.

Operating profit was almost stable at EUR 215.8 million, a 0.1% increase at actual exchange rates. This is an increase of 8.3% at identical exchange rates which, as communicated at the beginning of the year, represents a significant increase compared to the first half of this year, as our sales-building and cost savings initiatives began producing results. During the third quarter, the integration of Plus Hellas in Greece and La Fourmi in Romania negatively impacted operating profit by EUR 3.0 million. Operating profit would have increased by 9.7% at identical rates for the quarter excluding the results of these entities.

Net financial expenses amounted to EUR 51.1 million, a decrease of 1.3% at actual rates compared to last year due to the decrease of the U.S. dollar versus the euro, partially offset by a EUR 2.0 million negative change in the fair value of hedging instruments related to the 2007 refinancing, compared to a EUR 3.6 million positive change in the third quarter of 2007.

The effective tax rate was 37.2% compared to 35.0% in the third quarter of 2007. This increase was mainly due to the payment of an inter-company dividend in 2008 and to less tax benefits in the U.S. from the exercise of stock options.

Net profit from continuing operations increased by 3.9% at identical exchange rates (-2.9% at actual exchange rates to EUR 103.4 million) compared to the third quarter of last year. Basic net profit from continuing operations amounted to EUR 1.01 per share (EUR 1.04 in 2007). The result from discontinued operations, net of tax, amounted to EUR -0.2 million compared to EUR 0.2 million in the third quarter of 2007.

Group share in net profit amounted to EUR 100.0 million, a decrease of 3.1% at actual exchange rates (an increase of 4.2% at identical exchange rates). Per share, basic net profit was EUR 1.01 (EUR 1.04 in the same period last year) and diluted net profit was EUR 0.98 (EUR 1.01 in 2007).

THIRD QUARTER 2008 CASH FLOW STATEMENT AND BALANCE SHEET

In the third quarter, net cash provided by operating activities increased from EUR 214.1 million in 2007 to EUR 302.4 million in 2008 as a result of less cash used in working capital, positive cash flow from a tax refund in the U.S. and the timing of hedging related cash flows.

Capital expenditures decreased by 12.6% to EUR 190.9 million primarily as a result of lower remodeling activity at Food Lion and Hannaford due to timing, fewer store openings and the completion of the Sweetbay conversion process last year, partly offset by spending at Alfa-Beta for the conversion of the acquired Plus Hellas stores.

Delhaize Group generated free cash flow of EUR 113.1 million, an increase of EUR 116.0 million compared to last year as a result of higher operating cash flow combined with lower capital expenditures. Delhaize Group held EUR 334.4 million cash and cash equivalents at the end of September 2008.

Delhaize Group’s net debt amounted to EUR 2.3 billion at the end of September 2008 (58.9% of equity), an increase of EUR 87.5 million compared to the end of December 2007 (EUR 2.2 billion or 61.0% of equity), mainly as a result of the strengthening of the U.S. dollar by 2.9% between the two balance sheet dates.

YEAR-TO-DATE 2008 INCOME STATEMENT

Year-to-date 2008, revenues of Delhaize Group increased by 4.1% at identical rates and decreased by 4.6% at actual rates to EUR 13.6 billion due to a 11.7% weaker U.S. dollar versus the euro. Organic revenue growth was 4.3%. Revenue growth for the first nine months of the year at identical exchange rates was the result of:

•	a 3.7% increase of U.S. revenues in local currency driven by comparable store sales growth of 2.3% and new store openings;

•	a 1.5% increase of revenues in Belgium supported by 2.0% comparable store sales growth, partly offset by the sale of Di and conversions of Cash Fresh stores to affiliates;

•	a significant 14.2% increase in Greek revenues due to strong comparable store sales growth, store openings and the acquisition of Plus Hellas; and

•	a 35.0% increase of revenues in Romania and Indonesia (Rest of the World) in local currency.

Gross margin was 25.1% of revenues (compared to 25.3% in the first nine months of 2007) mainly due to the lower contribution of our U.S. operations as a result of the weakening of the U.S. dollar versus the euro. At identical exchange rates, gross margin remained stable mainly due to favorable product mix changes especially at Food Lion where private label revenues increased, offset by the divestiture of the higher gross margin Di business and the conversion of Cash Fresh stores to affiliated stores in Belgium and price investments at Sweetbay.

Other operating income decreased by 1.5% at identical rates and by 6.8% at actual rates to EUR 67.4 million primarily due to the sale of Di in the second quarter of last year and fewer gains related to the sale of Cash Fresh stores to independent owners in Belgium, partly offset by a real estate gain in Greece in the third quarter of this year.

Selling, general and administrative expenses increased slightly to 21.0% of revenues (20.9% last year) as a result of the negative operating leverage of soft sales, particularly in the second quarter of this year, higher energy costs throughout the Group, higher advertising costs at Food Lion and the integration of Plus Hellas in Greece, partly offset by lower expenses at Sweetbay and cost saving initiatives.

The operating margin of Delhaize Group decreased to 4.5% of revenues compared to 4.9% in the first nine months of 2007. Operating profit decreased by 2.0% at identical exchange rates and decreased by 11.4% at actual rates to EUR 615.4 million.

Net financial expenses decreased to EUR 146.4 million, a 47.6% decrease compared to last year as a result of the debt refinancing transaction in 2007 and the weakening of the U.S. dollar versus the euro.

The effective tax rate decreased from 32.6% to 31.3% because of the positive resolution of federal tax matters in the U.S. in the second quarter of 2008 and the favorable impact of the debt refinancing, while last year’s tax rate benefited from the tax benefit related to the exercise of stock options and the tax deductible debt tender charge.

Net profit from continuing operations amounted to EUR 322.1 million, a 15.2% increase compared to last year at actual exchange rates (26.3% at identical exchange rates), or EUR 3.18 per basic share (an increase of 14.0% over the EUR 2.79 of 2007).

In the first nine months of 2008, the result from discontinued operations, net of tax, amounted to EUR 2.5 million compared to EUR 25.2 million last year which included a positive accumulated foreign currency translation adjustment of EUR 23.7 million related to the closing of the sale of Delvita.

As a result, Group share in net profit in the first nine months of 2008 amounted to EUR 318.1 million, an increase of 7.5% at actual rates (17.3% at identical exchange rates) compared to last year. Per share, basic net profit was EUR 3.20 (EUR 3.05 in the first nine months of 2007) and diluted net profit was EUR 3.12 (EUR 2.92 in the first nine months of 2007).

SEGMENT REPORTING

Third Quarter 2008		Revenues			Operating Margin		Operating Profit/(Loss)
	(in millions)	3rd Q 2008	3rd Q 2007	2008/ 2007	3rd Q 2008	3rd Q 2007	3rd Q 2008	3rd Q 2007	2008/ 2007
United States	USD	4,830.6	4,652.1	+3.8%	5.6%	5.6%	271.0	261.7	+3.5%
United States	EUR	3,209.0	3,384.7	-5.2%	5.6%	5.6%	179.9	190.5	-5.6%
Belgium(1)	EUR	1,089.8	1,044.6	+4.3%	3.2%	2.0%	34.3	20.7	+66.1%
Greece(2)	EUR	314.4	278.0	+13.1%	4.3%	4.5%	13.6	12.5	+8.4%
Rest of the World(3) (4)	EUR	53.8	42.2	+27.4%	0.6%	0.9%	0.3	0.4	-19.1%
Corporate(1)	EUR	—	—	N/A	N/A	N/A	(12.3)	(8.5)	-43.5%

TOTAL	EUR	4,667.0	4,749.5	-1.7%	4.6%	4.5%	215.8	215.6	+0.1%

(1)	Operating margin and operating profit for “Belgium” and “Corporate” for 2007 have been adjusted based on a new cost allocation policy implemented in 2008.
(2)	Excluding Plus Hellas from 2008 results, revenues would have increased by 10.2%, operating profit would have increased by 29.7%., and operating margin would have been 5.3%.
(3)	Excluding La Fourmi from 2008 results, revenues would have increased by 24.5%, operating profit would have increased by 69.4%, and operating margin would have been 1.2%.
(4)	The segment which was previously called “Emerging Markets” has been renamed “Rest of the World” and includes Mega Image (Romania) and 51% of Lion Super Indo (Indonesia).

Year-to-date 2008		Revenues			Operating Margin		Operating Profit/(Loss)
	(in millions)	YTD 2008	YTD 2007	2008/ 2007	YTD 2008	YTD 2007	YTD 2008	YTD 2007	2008/ 2007
United States	USD	14,086.9	13,580.0	+3.7%	5.3%	5.6%	748.3	754.5	-0.8%
United States	EUR	9,257.3	10,101.9	-8.4%	5.3%	5.6%	491.7	561.3	-12.4%
Belgium(1) (2)	EUR	3,261.9	3,215.2	+1.5%	3.7%	3.9%	120.1	124.1	-3.2%
Greece(3)	EUR	956.2	837.4	+14.2%	2.9%	3.8%	27.5	31.6	-12.9%
Rest of the World(4) (5)	EUR	144.8	120.3	+20.4%	1.2%	1.5%	1.8	1.8	-0.5%
Corporate(2)	EUR	—	—	N/A	N/A	N/A	(25.7)	(24.6)	-4.4%

TOTAL	EUR	13,620.2	14,274.8	-4.6%	4.5%	4.9%	615.4	694.2	-11.3%

(1)	Excluding Di from 2007 results, revenues would have increased by 3.0% and operating profit would have decreased by 0.9%.
(2)	Operating margin and operating profit for “Belgium” and “Corporate” for 2007 have been adjusted based on a new cost allocation policy implemented in 2008.
(3)	Excluding Plus Hellas from 2008 results, revenues would have increased by 11.9%, operating profit would have decreased by 16.5%., and operating margin would have been 3.9%.
(4)	Excluding La Fourmi from 2008 results, revenues would have increased by 19.4%, operating profit would have increased by 18.6%, and operating margin would have been 1.5%.
(5)	The segment which was previously called “Emerging Markets” has been renamed “Rest of the World” and includes Mega Image (Romania) and 51% of Lion Super Indo (Indonesia). It excludes Delvita reclassified to results from discontinued operations until its sale on May 31, 2007.

•

In the third quarter of this year, revenues from our operations in the United States grew by 3.8% to USD 4.8 billion (EUR 3.2 billion) compared to 2.3% growth in the second quarter of 2008. Comparable store sales growth was 2.5% despite comparing with a strong 4.6% comparable store sales growth in the third quarter of 2007. Although consumers remained prudent in their spending, which resulted in pressure on sales volumes, revenue growth improved compared to the second quarter of this year supported by retail inflation and 22 new stores compared to the third quarter of 2007. Private label revenues have further increased in our three U.S. operating companies, with private label penetration rising above 19% at Food Lion during the quarter, up from less than 17% at the beginning of 2007. At Sweetbay the average number of transactions continued to increase as a result of improved customer satisfaction and price perception supported by significant price investments that started in the summer of 2007.

At the end of September 2008, Delhaize Group operated 1,577 supermarkets in the U.S. In the third quarter of this year Food Lion opened two new stores and relocated one store. Food Lion continued the renewal work in the Charlottesville and Richmond, Virginia markets, which were re-launched at the beginning of the fourth quarter. Sweetbay opened three new stores, closed one store and relocated one other store.

In the third quarter of 2008, operating profit increased by 3.5% at identical exchange rates, as a result of an increase in gross margin partly offset by a slight increase in operating expenses. Gross margin grew in the third quarter mainly due to an increase in private label sales in both fresh and dry grocery categories at our three U.S. companies, and particularly at Food Lion. The slight increase in operating expenses was the result of higher energy costs for the three businesses and higher advertising and staff costs at Food Lion partly offset by cost improvements, particularly at Hannaford and Sweetbay.

In 2008, Delhaize Group plans to open between 37 and 42 new supermarkets in the U.S. In addition, the Group expects to close approximately 13 stores of which seven will be relocated, resulting in a net increase of 24 to 29 stores. Approximately 150 U.S. stores will be remodeled in 2008. Food Lion will remodel 141 stores as part of its market and store renewal programs.

•

In the third quarter of 2008, revenues of Delhaize Belgium increased by 4.3% to EUR 1.1 billion, an acceleration compared to the first two quarters of this year. Excluding the conversions of Cash Fresh stores to affiliate status and the end of the wholesale contract with Di in June 2008, revenue growth would have been 5.4%.

In the third quarter of 2008, comparable store sales growth was 3.7%, the best comparable store sales growth for Delhaize Belgium in eight quarters. Delhaize Belgium continued to experience an increase in transactions. Careful consumer spending resulted in a more than 26% increase of our “365” private label sales compared to the third quarter of last year.

During the third quarter, the sales network of Delhaize Belgium grew by 7 stores to 759 at the end of September 2008, including 135 company-operated supermarkets in Belgium, 37 stores in the Grand Duchy of Luxembourg and four stores in Germany. Market share decreased slightly compared to the third quarter of last year, but the share trend improved compared with the first two quarters of this year.

Operating profit jumped by 66.1% to EUR 34.3 million. The operating margin of Delhaize Belgium increased by 116 basis points to 3.2% (including the negative effect of the change in cost allocation policy previously announced), showing a solid recovery compared with the third quarter of last year. The operating margin improvement was the result of better sales momentum, an increase in gross margin (mainly as a result of better inventory results) and operating expense decreases (due to cost management efforts and the continued implementation of the Excel 2008-2010 plan). Delhaize Belgium remains on track to achieve for the full year a stable operating margin compared to last year.

Delhaize Belgium expects to end 2008 with a store network of between 784 and 789 stores, as a result of the net addition of 46 to 51 stores (including two company-operated supermarkets).

•

In the third quarter of 2008, revenues of our operations in Greece grew by a strong 13.1% to EUR 314.4 million driven by solid comparable store sales growth, the acquisition of Plus Hellas and new store openings. Excluding Plus Hellas, revenues would have grown by 10.2%. The Alfa-Beta network includes 41 additional stores compared to the third quarter of 2007.

Alfa-Beta’s operating margin amounted to 4.3% of revenues, a decrease compared to 4.5% last year due to the EUR 2.6 million negative contribution of Plus Hellas. Excluding Plus Hellas, the operating margin of Alfa-Beta would have been 5.3%, an increase compared to 4.5% last year, mostly due to a gain on the sale of real estate of EUR 4.6 million.

In 2008, the sales network of Alfa-Beta is expected to pass the milestone of 200 stores due to 17 store openings and the acquisition of Plus Hellas completed on April 1, 2008.

•

Revenues in the Rest of the World segment (Romania and Indonesia) increased by 27.4% (40.6% at identical exchange rates) in the third quarter of 2008 to EUR 53.8 million, as a result of high comparable store sales growth, the acquisition of La Fourmi in Romania, and new store openings. Operating profit decreased by 8.9% at identical rates in the Rest of the World segment to EUR 0.3 million as a result of the integration of La Fourmi which had a negative impact of EUR 0.4 million. Excluding La Fourmi, the operating profit of the Rest of the World segment would have increased by 69.4%.

On September 1, 2008, Delhaize Group closed the acquisition of the La Fourmi chain of 14 supermarkets in Romania for an amount of EUR 18.6 million, subject to contractual adjustments. This fill-in acquisition strengthens Mega Image’s number one supermarket position in the city of Bucharest.

In 2008, Delhaize Group expects to increase its sales network by 25 stores in the Rest of the World segment to a total of 103 stores, including the 14 La Fourmi supermarkets.

2008 FINANCIAL OUTLOOK

Delhaize Group confirms its full year 2008 guidance as updated on July 18, 2008 and confirmed on August 4, 2008 at the occasion of the publication of the second quarter 2008 results.

CONFERENCE CALL AND WEBCAST

Delhaize Group’s management will comment on the third quarter 2008 results during a conference call starting November 6, 2008 at 03:00 pm CET / 09:00 am EST. The conference call can be attended by calling + 44 20 7108 6390 (U.K.) or +1 210 795 0624 (U.S.), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of the third quarter of 2008, Delhaize Group’s sales network consisted of 2,630 stores. In 2007, Delhaize Group posted EUR 19.0 billion (USD 26.0 billion) in revenues and EUR 410.1 million (USD 562.1 million) in net profit (Group share). At the end of 2007, Delhaize Group employed approximately 138,000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

FINANCIAL CALENDAR

• 2008 Investor Days in the U.S.	December 1-3, 2008
• Press release – 2008 fourth quarter and full year 2008 revenues	January 16, 2009
• Press release – 2008 fourth quarter and full year 2008 results	March 12, 2009
• Press release – 2009 first quarter results	May 6, 2009
• Press release – 2009 second quarter results	August 6, 2009
• Press release – 2009 third quarter results	November 5, 2009

CONTACTS

Guy Elewaut: + 32 2 412 29 48	Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)
Geert Verellen: + 32 2 412 83 62	Barbera Hoppenbrouwers (media): + 32 2 412 86 69
Aurélie Bultynck: + 32 2 412 83 61

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Income Statements (Unaudited)

3rd Q 2008	3rd Q 2007	(in millions of EUR)	YTD 2008	YTD 2007
4,667.0	4,749.5	Revenues	13,620.2	14,274.8
(3,492.9)	(3,561.0)	Cost of sales	(10,196.9)	(10,658.3)

1,174.1	1,188.5	Gross profit	3,423.3	3,616.5
25.2%	25.0%	Gross margin	25.1%	25.3%
26.0	23.5	Other operating income	67.4	72.3
(979.5)	(996.2)	Selling, general and administrative expenses	(2,864.5)	(2,982.4)
(4.8)	(0.2)	Other operating expenses	(10.8)	(12.2)

215.8	215.6	Operating profit	615.4	694.2
4.6%	4.5%	Operating margin	4.5%	4.9%
(52.8)	(54.0)	Finance costs	(154.8)	(290.3)
1.7	2.3	Income from investments	8.4	11.0

164.7	163.9	Profit before taxes and discontinued operations	469.0	414.9
(61.3)	(57.4)	Income tax expense	(146.9)	(135.4)

103.4	106.5	Net profit from continuing operations	322.1	279.5

(0.2)	0.2	Result from discontinued operations, net of tax	2.5	25.2
103.2	106.7	Net profit (before minority interests)	324.6	304.7

3.2	3.5	Net profit attributable to minority interests	6.5	8.7
		Net profit attributable to equity holders of the Group
100.0	103.2	(Group share in net profit)	318.1	296.0

		(in EUR, except number of shares)
		Net profit from continuing operations:
1.01	1.04	Basic earnings per share	3.18	2.79
0.99	1.01	Diluted earnings per share	3.10	2.68

		Group share in net profit:
1.01	1.04	Basic earnings per share	3.20	3.05
0.98	1.01	Diluted earnings per share	3.12	2.92

		Weighted average number of shares outstanding:
99,410,389	99,051,637	Basic	99,381,949	97,157,082
103,057,078	103,687,367	Diluted	103,248,353	103,346,660

100,280,507	100,074,403	Shares issued at the end of the 3rd quarter	100,280,507	100,074,403

99,380,035	99,133,533	Shares outstanding at the end of the 3rd quarter	99,380,035	99,133,533

1.5050	1.3738	Average USD per EUR exchange rate	1.5217	1.3443

Condensed Consolidated Balance Sheets (Unaudited)

(in millions of EUR)	September 30, 2008	December 31, 2007	September 30, 2007
Assets
Non-current assets	7,058.6	6,624.9	6,675.4
Goodwill	2,544.1	2,445.7	2,523.8
Intangible assets	570.3	552.1	563.2
Property, plant and equipment	3,701.3	3,383.1	3,377.1
Investment property	43.5	40.0	33.5
Financial assets	178.4	194.0	168.2
Other non-current assets	21.0	10.0	9.6
Current assets	2,337.5	2,197.0	2,196.1
Inventories	1,325.8	1,262.0	1,266.0
Receivables and other assets	648.0	643.1	570.9
Financial assets	29.3	43.0	54.1
Cash and cash equivalents	334.4	248.9	305.1

Total assets	9,396.1	8,821.9	8,871.5

Liabilities
Total equity	3,955.1	3,676.0	3,656.4
Shareholder’s equity	3,904.3	3,627.3	3,613.8
Minority interests	50.8	48.7	42.6
Non-current liabilities	2,818.4	2,925.2	3,020.6
Long-term debt	1,708.0	1,911.7	1,953.4
Obligations under finance lease	609.3	595.9	597.0
Derivative instruments	—	—	2.1
Deferred taxes liabilities	227.9	171.5	173.7
Provisions	213.4	207.2	255.9
Other non-current liabilities	59.8	38.9	38.5
Current liabilities	2,622.6	2,220.7	2,194.5
Short-term borrowings	162.3	41.5	28.0
Long-term debt - current portion	322.8	108.9	147.6
Obligations under finance lease	43.0	39.0	36.9
Derivative instruments	—	1.1	—
Accounts payable	1,371.2	1,435.8	1,363.0
Other current liabilities	723.3	594.4	619.0

Total liabilities and equity	9,396.1	8,821.9	8,871.5

USD per EUR exchange rate	1.4303	1.4721	1.4179

Condensed Consolidated Statements of Cash Flows (Unaudited)

3rd Q 2008	3rd Q 2007	(in millions of EUR)	YTD 2008	YTD 2007
		Operating activities
103.2	106.7	Net profit (before minority interests)	324.6	304.7
		Adjustments for
105.3	107.5	Depreciation - continuing operations	305.8	320.8
12.7	13.0	Amortization - continuing operations	37.7	38.9
—	0.1	Depreciation and amortization - discontinued operations	0.2	0.1
—	(0.3)	Impairment - continuing operations	(0.5)	1.7
—	—	Impairment - discontinued operations	—	(1.4)
112.3	107.9	Income taxes, finance costs and income from investments	290.4	392.4
2.1	10.3	Other non-cash items	19.8	24.9
(62.9)	(97.6)	Changes in operating assets and liabilities	(123.1)	(58.1)
11.1	(26.7)	Interest paid	(124.2)	(178.2)
6.3	4.4	Interest and dividends received	9.3	13.8
12.3	(11.2)	Income taxes paid	(43.6)	(142.3)
302.4	214.1	Net cash provided by operating activities	696.4	717.3

		Investing activities
(11.4)	—	Business acquisitions and disposals	(87.7)	119.0
(190.9)	(218.3)	Purchase of tangible and intangible assets (capital expenditures)	(484.4)	(475.8)
13.3	1.6	Sale of tangible and intangible assets	16.5	8.5
9.9	9.7	Net investment in debt securities	1.0	(13.8)
(0.3)	(0.3)	Other investing activities	6.3	(26.0)
(179.4)	(207.3)	Net cash used in investing activities	(548.3)	(388.1)

123.0	6.8	Cash flow before financing activities	148.1	329.2

		Financing activities
(0.1)	15.3	Exercise of share warrants and stock options	(2.1)	56.5
(1.9)	(1.7)	Treasury shares purchased	(4.6)	(35.8)
(33.4)	(29.3)	Dividends paid (including dividends paid by subsidiaries to minority interests)	(147.0)	(132.5)
0.3	0.2	Escrow maturities	8.7	10.2
(6.4)	(0.5)	Borrowings under / repayments of long-term loans	(53.2)	(147.4)
		(net of direct financing costs)
(25.3)	(72.4)	Borrowings under / repayments of short-term loans	119.9	(71.7)
(0.8)	(0.4)	Settlement of derivative instruments	4.1	(5.7)

(67.6)	(88.8)	Net cash used in financing activities	(74.2)	(326.4)

20.9	(8.2)	Effect of foreign currency exchange translation differences	11.6	(12.0)

76.3	(90.2)	Net increase/(decrease) in cash and cash equivalents	85.5	(9.2)
258.1	395.3	Cash and cash equivalents at beginning of period	248.9	314.3
334.4	305.1	Cash and cash equivalents at end of period	334.4	305.1

Condensed Consolidated Statements of Recognized Income and Expense

(Unaudited)

3rd Q 2008	3rd Q 2007	(in millions of EUR)	YTD 2008	YTD 2007
0.1	(0.1)	Amortization of deferred gain/(loss) on hedge, net of tax	0.3	11.0
(0.5)	0.9	Unrealized gain/(loss) on securities held for sale, net of tax	(1.7)	0.1
308.7	(158.4)	Exchange differences gain/(loss) on foreign currency translation	97.3	(266.6)

308.3	(157.6)	Net expense recognized directly in equity	95.9	(255.5)
103.2	106.7	Net profit	324.6	304.7

411.5	(50.9)	Total recognized income and expense	420.5	49.2
3.2	3.5	Amount attributable to minority interest	6.5	8.7
408.3	(54.4)	Amount attributable to equity holders of the Group	414.0	40.5

Selected Explanatory Notes (Unaudited)

General Information

Delhaize Group is a Belgian food retailer with operations in seven countries on three continents. The Company’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The condensed consolidated financial statements of the Group for the nine months ended September 30, 2008 were authorized for issue by the Board of Directors on November 5, 2008.

Basis of Presentation and Accounting Policies

This report presents unaudited interim condensed consolidated financial statements and has been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. As of September 30, 2008, the accounting standards and interpretations endorsed by the EU are identical to the effective standards and interpretations issued by the IASB with the exception of IAS 39 Financial Instruments: Recognition and Measurement, which is only partly endorsed by the EU. The difference between IAS 39 as issued by the IASB and as endorsed by the EU has no effect on our consolidated financial statements. Consequently, Delhaize Group’s annual consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB, and this quarterly report is presented in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”. The financial statements should be read in conjunction with Delhaize Group’s annual financial statements as at December 31, 2007 included in Delhaize Group’s 2007 Annual Report, because the financial statements herein do not include all the information and disclosures required in the annual financial statements. The accounting policies applied herein are consistent with those applied in Delhaize Group’s 2007 consolidated financial statements.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued at the date of authorization of these interim condensed financial statements, but not yet effective at the balance sheet date. We will report on the expected impact of new pronouncements in our 2008 annual financial statements.

Acquisitions

P.L.L.C.

On February 14, 2008, Alfa-Beta completed the 100% acquisition of P.L.Logistics Center – Dianomes – Apothikefsis – Logistics (P.L.L.C.) for an amount of EUR 12.2 million. This company owns mainly land and construction permits at Inofyta, Greece, where a new distribution center of fresh products will be constructed. The fair value of the acquired land amounts to EUR 8.5 million and a provisional goodwill of EUR 4.6 million has been recognized pending the completion of the purchase accounting exercise. P.L.L.C. has been included in the consolidated financial statements since February 14, 2008.

Plus Hellas

On April 1, 2008, Delhaize Group completed the 100% acquisition of the Greek retailer Plus Hellas through its subsidiary Alfa-Beta for an initial amount of EUR 69.5 million, subsequently contractually adjusted to EUR 65.0 million. Including EUR 0.3 million directly attributable to acquisition costs, the total consideration was EUR 65.3 million. Taking into account the cash and cash equivalents acquired, the net cash outflow was EUR 64.1 million. The Plus Hellas network consists of 34 stores and a distribution center (including 11 stores and the distribution center are owned). Five Plus Hellas stores have been closed and the remaining 29 are in the process of being converted to Alfa-Beta banners. The interim condensed consolidated financial statements include the results of Plus Hellas for the six months from the acquisition date and a provisional goodwill of EUR 15.3 million.

The fair value exercise and the final purchase price allocation of the Plus Hellas acquisition is expected to be completed in the first quarter of 2009.

La Fourmi

On September 1, 2008, Delhaize Group acquired La Fourmi, which operates 14 supermarkets (including four that are owned) in Bucharest. These supermarkets will be integrated with Delhaize Group’s Romanian subsidiary Mega Image. The purchase price for 100% ownership of La Fourmi was EUR 18.6 million, subject to contractual adjustments. Net of debt and cash and cash equivalents acquired and including contractual adjustments, the cash outflow was EUR 11.4 million. The interim condensed consolidated financial statements include the results of La Fourmi since the acquisition date and preliminary goodwill (before any fair value adjustments and purchase price allocation) of EUR 15.1 million.

The fair value exercise and the purchase price allocation have recently started and is expected to be completed by the end of the second quarter of 2009.

Income Statement

Other Operating Income

3rd Q 2008	3rd Q 2007	(in millions of EUR)	YTD 2008	YTD 2007
7.0	6.9	Rental income	20.4	20.5
4.6	5.8	Recycling income	14.3	15.2
3.4	3.3	Services rendered to suppliers	10.2	10.3
0.6	1.6	Sale of businesses	3.3	9.3
7.1	1.0	Gain on sale of property, plant and equipment	8.5	2.8
1.3	0.6	Services rendered to wholesale customers	2.1	1.7
0.8	0.9	Return check services	2.5	2.8
1.2	3.4	Other	6.1	9.7

26.0	23.5	Total	67.4	72.3

Other Operating Expenses

3rd Q 2008	3rd Q 2007	(in millions of EUR)	YTD 2008	YTD 2007
(3.5)	0.7	Store closing and restructuring expenses	(5.2)	(4.2)
—	0.3	Impairment	0.5	(1.7)
0.1	(1.1)	Loss on sale of property, plant and equipment	(4.4)	(7.5)
(1.4)	(0.1)	Other	(1.7)	1.2

(4.8)	(0.2)	Total	(10.8)	(12.2)

Balance Sheet and Cash Flow Statement

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in millions of EUR, except number of shares)	Shareholder’s Equity	Minority Interests	Total Equity
Balances at January 1, 2008	3,627.3	48.7	3,676.0

Net income (expense) recognized directly in equity	95.9	—	95.9
Net profit	318.1	6.5	324.6

Total recognized income and expense for the period	414.0	6.5	420.5

Treasury shares purchased	(4.6)	—	(4.6)
Treasury shares sold upon exercise of employee stock options	1.0	—	1.0
Tax payment for restricted shares vested	(3.0)	—	(3.0)
Tax deficiency on employee stock options and restricted shares	(2.5)	—	(2.5)
Share-based compensation expense	15.5	—	15.5
Dividends declared	(143.4)	(4.4)	(147.8)

Balances at September 30, 2008	3,904.3	50.8	3,955.1

Shares issued	100,280,507
Treasury shares	900,472
Shares outstanding	99,380,035

(in millions of EUR, except number of shares)	Shareholder’s Equity	Minority Interests	Total Equity
Balances at January 1, 2007	3,525.2	36.2	3,561.4

Net income (expense) recognized directly in equity	(255.5)	—	(255.5)
Net profit	296.0	8.7	304.7

Total recognized income and expense for the period	40.5	8.7	49.2

Capital increases	48.0	—	48.0
Conversion of convertible bonds	125.6	—	125.6
Treasury shares purchased	(35.8)	—	(35.8)
Treasury shares sold upon exercise of employee stock options	12.2	—	12.2
Tax payment for restricted shares vested	(3.7)	—	(3.7)
Excess tax benefit on employee stock options and restricted shares	15.4	—	15.4
Share-based compensation expense	16.7	0.1	16.8
Dividends declared	(130.3)	(2.4)	(132.7)

Balances at September 30, 2007	3,613.8	42.6	3,656.4

Shares issued	100,074,403
Treasury shares	940,870
Shares outstanding	99,133,533

Issuance and Repurchase of Equity Securities

In the third quarter of 2008, Delhaize Group did not issue new shares, purchased 46,450 of its own shares, and used 4,584 of its treasury shares. During the first nine months of 2008, Delhaize Group did not issue new shares, purchased 98,317 of its own shares, and used 136,794 of its treasury shares. Delhaize Group owned 900,472 treasury shares at the end of September 2008.

Dividends

On May 22, 2008, Delhaize Group’s shareholders approved the distribution of a EUR 1.44 gross dividend for 2007. After deduction of a 25% withholding tax, this resulted in a net dividend of EUR 1.08 per share. The 2007 dividend was payable to owners of ordinary shares as of May 30, 2008 and to owners of Delhaize Group ADRs (American Depository Receipts) as of June 11, 2008.

Issuance, Repurchases and Repayments of Debt

•	In May 2008, Alfa-Beta issued a 5-year EUR 80.0 million bond with a 5.1% coupon rate.

•	In May 2008, Delhaize Group repaid EUR 100.0 million bonds with a 8.0% coupon rate.

Property, Plant and Equipment

During the first nine months of 2008, Delhaize Group added EUR 468.2 million in property, plant and equipment, including EUR 24.6 million in property under finance leases. The carrying amount of sales and disposals of property, plant and equipment for the same period was EUR 8.2 million.

Related-Party Transactions

In June 2008, an aggregate number of 176,400 stock options and warrants and 35,886 restricted shares were granted to members of the Executive Management.

Risks

In accordance with Article 13 of the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are unchanged from those described on pages 56 through 59 of the 2007 Annual Report. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

Contingencies

In February 2008, Delhaize Group became aware of an illegal data intrusion into Hannaford’s computer network that resulted in the theft of credit card and debit card number information of Hannaford and Sweetbay customers. Also affected are certain, independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. Delhaize Group believes that this information was potentially exposed from approximately December 7, 2007 through early March 2008. There is no evidence that any personal information, such as names or addresses was accessed or obtained. Various litigations and claims have been filed against Hannaford and affiliates on behalf of customers and others seeking damages and other related relief allegedly arising out of the data intrusion. Hannaford intends to defend such litigation and claims vigorously although it cannot predict the outcome of such matters. At this time, Delhaize Group does not have sufficient information to reasonably estimate possible expenses and losses, if any, which may result from such litigation and claims.

Share-based Payments

In May 2008, Delhaize Group granted 465,820 restricted stock unit awards and 531,144 warrants to associates of its U.S. operating companies under the “Delhaize Group 2002 Stock Incentive Plan.” The fair value for the restricted stock unit awards is USD 74.76 based on the share price at the grant date. The restricted stock unit awards will vest over a five-year period starting at the end of the second year after the award. The warrants were granted at an exercise price of USD 74.76, will vest ratably over a three-year period and expire ten years from the grant date. The fair value per option is USD 14.35 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	2.40%
Expected volatility	25.70%
Risk-free interest rate	3.18%
Expected term in years	3.9

Through the end of the 3rd quarter 2008, Delhaize Group issued 237,291 stock options to associates of its non-U.S. operating companies, at an exercise price of EUR 49.25. The options will vest over a three and a half year period and will expire seven years from the grant date. The fair value per option is calculated on the basis of the weighted average share price over the acceptance period and amounts to EUR 7.38. The Black-Scholes-Merton model has been used to calculate the option fair value, using the following assumptions:

Expected dividend yield	2.45%
Expected volatility	27.10%
Risk-free interest rate	4.30%
Expected term in years	5.0

OTHER FINANCIAL AND OPERATING INFORMATION (unaudited)

Use of non-GAAP (Generally Accepted Accounting Principles ) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group can differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

Number of Stores

	End of 2007	End of 2nd Q 2008		Change 3rd Q 2008		End of 3rd Q 2008		End of 2008 Planned
United States	1,570	1,575		+2	(1)	1,577		1,594-1,599	(2)
Belgium	738	752	(3)	+7		759	(4)	784-789
Greece	159	194		+1		195	(5)	205	(5)
Romania	22	24		+14	(6)	38	(6)	40	(6)
Indonesia	56	57		+4		61		63

Total	2,545	2,602		+28		2,630		2,686-2,696

(1)	Including the opening or acquisition of five new stores, the closing of one store that was relocated and the closing of two other stores.
(2)	In 2008, Delhaize Group expects to open 37 to 42 new supermarkets in the U.S. The Group plans to close seven stores to be relocated and six other stores. This will result in a net increase of 24 to 29 stores.
(3)	Including 34 stores in the Grand-Duchy of Luxembourg and four stores in Germany.
(4)	Including 37 stores in the Grand-Duchy of Luxembourg and four stores in Germany.
(5)	Including 29 Plus Hellas stores.
(6)	Including 14 La Fourmi stores.

Organic Revenue Growth Reconciliation

3rd Q 2008	3rd Q 2007	% Change	(in millions of EUR)	YTD 2008	YTD 2007	% Change
4,667.0	4,749.5	-1.7%	Revenues	13,620.2	14,274.8	-4.6%
311.2	—		Effect of exchange rates	1,239.2	—
4,978.2	4,749.5	4.8%	Revenues at identical exchange rates	14,859.4	14,274.8	4.1%
—	—		Divestitures	—	(47.4)
(9.2)	—		Acquisitions	(19.9)	—
4,969.0	4,749.5	4.6%	Organic sales growth	14,839.5	14,227.4	4.3%

Free Cash Flow Reconciliation

3rd Q 2008	3rd Q 2007	(in millions of EUR)	YTD 2008	YTD 2007
302.4	214.1	Net cash provided by operating activities	696.4	717.3
(179.4)	(207.3)	Net cash used in investing activities	(548.3)	(388.1)
(9.9)	(9.7)	Net investment in debt securities	(1.0)	13.8

113.1	(2.9)	Free cash flow	147.1	343.0

Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	September 30, 2008	December 31, 2007	September 30, 2007
Non-current financial liabilities	2,317.3	2,507.6	2,550.4
Current financial liabilities	528.1	189.4	212.5
Derivative liabilities	—	1.1	2.1
Derivative assets	(36.6)	(52.8)	(38.3)
Investment in securities - non-current	(120.8)	(116.2)	(105.6)
Investment in securities - current	(22.1)	(36.2)	(40.9)
Cash and cash equivalents	(334.4)	(248.9)	(305.1)

Net debt	2,331.5	2,244.0	2,275.1
Net debt to equity ratio	58.9%	61.0%	62.2%

Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	3rd Q 2008			3rd Q 2007	2008/2007
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	4,667.0	311.2	4,978.2	4,749.5	-1.7%	4.8%
Operating profit	215.8	17.6	233.4	215.6	0.1%	8.3%
Net profit from continuing operations	103.4	7.3	110.7	106.5	-2.9%	3.9%
Basic EPS from continuing operations	1.01	0.07	1.08	1.04	-2.9%	3.8%
Net profit (Group share)	100.0	7.5	107.5	103.2	-3.1%	4.2%
Basic earnings per share	1.01	0.07	1.08	1.04	-2.9%	3.8%
Free cash flow	113.1	18.7	131.8	(2.9)	N/A	N/A

(in millions of EUR, except per share amounts)	YTD 2008			YTD 2007	2008/2007
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	13,620.2	1,239.2	14,859.4	14,274.8	-4.6%	4.1%
Operating profit	615.4	65.1	680.5	694.2	-11.4%	-2.0%
Net profit from continuing operations	322.1	30.8	352.9	279.5	15.2%	26.3%
Basic EPS from continuing operations	3.18	0.30	3.48	2.79	14.0%	24.7%
Net profit (Group share)	318.1	29.0	347.1	296.0	7.5%	17.3%
Basic earnings per share	3.20	0.29	3.49	3.05	4.9%	14.4%
Free cash flow	147.1	24.3	171.4	343.0	-57.1%	-50.0%

(in millions of EUR)	September 30, 2008			December 31, 2007	Change
Net debt	2,331.5	(24.2)	2,307.3	2,244.0	3.9%	2.8%

CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Arthur B. Goss, Senior Vice President and Chief Accounting Officer, of Delhaize Group confirm that to the best of their knowledge:

a)	these interim condensed consolidated financial statements for the nine month period ending September 30, 2008 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group and of its subsidiaries included in the consolidation;

b)	the interim financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the first nine months of the fiscal year 2008 and their effects on the interim financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, November 5, 2008

Pierre-Olivier Beckers	Arthur B. Goss
President and CEO	Senior Vice President and Chief Accounting Officer

REPORT OF THE STATUTORY AUDITOR

We have performed a limited review of the accompanying consolidated condensed balance sheet, condensed income statement, condensed statement of cash flow, condensed statement of recognized income and expense and notes (jointly the “interim financial information”) of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the company”) and its subsidiaries (jointly “the Group”) for the nine-month period ended 30 September 2008. The Board of Directors of the Company is responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

The interim financial information has been prepared in accordance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

Our limited review of the interim financial information was conducted in accordance with the recommended auditing standards on limited reviews applicable in Belgium, as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”. A limited review consists of making inquiries of Group management and applying analytical and other review procedures to the interim financial information and underlying financial data. A limited review is substantially less in scope than an audit performed in accordance with the auditing standards on consolidated annual accounts as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”. Accordingly, we do not express an audit opinion.

Based on our limited review, nothing has come to our attention that causes us to believe that the interim financial information for the nine-month period ended September 30, 2008 is not prepared, in all material respects, in accordance with IAS 34, “Interim Financial Reporting”, as issued by the IASB, and as adopted by the EU.

The full report of the statutory auditor on the limited review of the interim consolidated financial information can be found on Delhaize Group’s website at www.delhaizegroup.com.

DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares

•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2007 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: November 12, 2008	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President